FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Attached hereto and incorporated by reference herein are the following documents:

1.	Press release issued by the Registrant on, and dated, August 7, 2006, and entitled “Orbotech Announces Second Quarter 2006 Results”.

2.	Registrant’s Condensed Consolidated Balance Sheet at June 30, 2006.

3.	Registrant’s Condensed Consolidated Statements of Income for the Six Month and Three Month Periods ended June 30, 2006.

*    *    *    *    *    *

This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692 and Registration No. 333-127979) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH ANNOUNCES SECOND QUARTER 2006 RESULTS

YAVNE, ISRAEL — August 7, 2006 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced its consolidated financial results for the second quarter and six months ended June 30, 2006.

Revenues for the second quarter of 2006 totaled $104.9 million, compared to $101.4 million recorded in the first quarter of 2006 and $89.3 million in the second quarter a year ago. Net income for the second quarter of 2006 was $15.3 million, or $0.46 per share (diluted), compared to net income of $14.1 million, or $0.43 per share (diluted), in the first quarter of 2006 and $9.5 million, or $0.29 per share (diluted), in the second quarter of 2005.

These results reflect the adoption, on January 1, 2006, of revised Financial Accounting Standard No.123, “Share Based Payment”, which resulted in increased compensation expenses totaling approximately $1.4 million, without any reduction in income taxes, and a corresponding decrease in diluted earnings per share of $0.04 for the second quarter. Excluding these compensation expenses, net income would have been $16.7 million, or $0.50 per share, for the second quarter of 2006.

Revenues for the first six months of 2006 totaled $206.3 million, compared to $189.8 million recorded in the first half of 2005. Net income for the first six months of 2006 was $29.4 million, or $0.89 per share (diluted), compared to net income of $20.1 million, or $0.61 per share (diluted), in the first six months of 2005.

Sales of equipment to the printed circuit board (“PCB”) industry relating to bare PCBs were $44.0 million in the second quarter of 2006, compared to $41.0 million in the first quarter of 2006, and $35.1 million in the second quarter of 2005. Sales of flat panel display (“FPD”) inspection equipment were $29.3 million, compared to $30.0 million in the first quarter of 2006, and $27.5 million in the second quarter of last year. Sales of equipment to the PCB industry relating to assembled PCBs were $9.4 million, compared to $9.2 million in the first quarter this year, and $5.4 million in the second quarter of 2005. Sales of automatic check reading products were $1.9 million in the second quarter of 2006, compared to $2.3 million in the first quarter of 2006, and $2.0 million recorded in the second quarter of 2005. In addition, service revenue for the second quarter increased to $20.1 million from $18.9 million in the first quarter of 2006, and $19.3 million in the second quarter of 2005.

The Company completed the quarter with cash, cash equivalents and marketable securities of approximately $236.1 million, compared to $207.9 million at the end of the first quarter, due principally to a positive operating cash flow for the quarter of approximately $24 million. Non-operating disbursements totaled approximately $1.6 million, comprised mainly of capital expenditures.

The increase in revenues from bare and assembled PCB equipment reflects the continued strong sales of the Company’s Discovery PCB-AOI series, the Paragon solid state laser direct imaging systems and the Symbion Assembly AOI series, and contributed to another quarter of record AOI and Direct Imaging systems delivered to its customers.

In the FPD industry, several manufacturers have recently announced delays in their capacity expansion plans due to excess inventories. While this is expected to affect the Company’s 2006 FPD revenues, the Company believes this will be short lived as end-user LCD product demand is expected to pick up in late 2006.

Commenting on the results, Rani Cohen, Chief Executive Officer, said: “We are pleased with our strong financial results for the quarter, which are a reflection of our diverse product portfolio and strong operational capabilities. While the PCB industry remains strong, the FPD industry may have somewhat over-extended its capacity expansion in the short term. However, we do not anticipate any change in the long term outlook for the LCD television sector of this industry, which is still in its early stages, and believe that we are well positioned to benefit from the future growth opportunities that it will offer.”

An earnings conference call is scheduled for Monday, August 7, 2006, at 9:00 a.m. EDT. The dial-in number for the conference call is 201-234-8000, and a replay will be available, until August 21, 2006, on telephone number 402-530-8093. The pass code is Q2. A live web cast of the conference call and replay can also be heard by accessing the investor relations section on the Company’s website at www.orbotech.com.

About Orbotech Ltd.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other financial institutions. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 35 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President of	Marketing Communications Manager
Finance and Investor Relations	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560

ORBOTECH LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2006

	June 30 2006	December 31 2005
	U. S. dollars in thousands
Assets

CURRENT ASSETS:
Cash and cash equivalents	177,317	156,112
Marketable securities	21,104	24,165
Accounts receivable:
Trade	142,583	126,101
Other	18,923	16,884
Deferred income taxes	3,826	3,856
Inventories	75,800	70,885

Total current assets	439,553	398,003

INVESTMENTS AND NON-CURRENT ASSETS:
Marketable securities	37,672	31,096
Other long-term Investments	8,425	8,539
Non-current trade receivables	132	887
Severance pay fund	16,784	15,374
Deferred income taxes	713	1,264

	63,726	57,160

PROPERTY, PLANT AND EQUIPMENT, net of accumulated depreciation and amortization	19,117	19,149

GOODWILL AND OTHER INTANGIBLE ASSETS, net of accumulated amortization	14,640	14,930

	537,036	489,242

Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	32,881	35,781
Other	64,443	59,830

Total current liabilities	97,324	95,611

ACCRUED SEVERANCE PAY	29,939	26,584

Total liabilities	127,263	122,195

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	735	659

SHAREHOLDERS’ EQUITY:
Share capital	1,653	1,635
Additional paid-in capital	122,981	104,813
Deferred stock compensation	(7,202)	(1,484)
Retained earnings	320,290	290,889
Accumulated other comprehensive income	864	83

	438,586	395,936
Less treasury stock, at cost	(29,548)	(29,548)

Total shareholders’ equity	409,038	366,388

	537,036	489,242

ORBOTECH LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2006

					12 months ended December 31 2005
	6 months ended June 30		3 months ended June 30
	2006	2005	2006	2005
	U.S. dollars in thousands (except per share data)
REVENUES	206,285	189,788	104,883	89,333	379,923

COST OF REVENUES	112,648	110,786	57,025	50,226	216,732

GROSS PROFIT	93,637	79,002	47,858	39,107	163,191

RESEARCH AND DEVELOPMENT COSTS - net	28,495	27,383	14,502	13,818	55,761

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	33,808	28,972	17,239	14,579	59,389

AMORTIZATION OF OTHER INTANGIBLE ASSETS	290	1,310	145	733	2,635

OPERATING INCOME	31,044	21,337	15,972	9,977	45,406

FINANCIAL INCOME - net	2,782	1,505	1,493	982	3,503

INCOME BEFORE TAXES ON INCOME	33,826	22,842	17,465	10,959	48,909

TAXES ON INCOME	4,224	2,703	2,170	1,474	5,598

INCOME FROM OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES AND JOINT VENTURE	29,602	20,139	15,295	9,485	43,311

MINORITY INTEREST IN PROFITS OF CONSOLIDATED SUBSIDIARY	(76)	(70)	(26)	(36)	(156)

SHARE IN PROFITS (LOSSES) OF AN ASSOCIATED COMPANY	(125)	20	15	54	102

NET INCOME	29,401	20,089	15,284	9,503	43,257

EARNINGS PER SHARE:
BASIC	$0.90	$0.62	$0.47	$0.29	$1.32

DILUTED	$0.89	$0.61	$0.46	$0.29	$1.30

WEIGHTED AVERAGE NUMBER OF SHARES (IN THOUSANDS) USED IN COMPUTATION OF EARNINGS PER SHARE:
BASIC	32,678	32,391	32,818	32,391	32,658

DILUTED	33,138	33,147	33,303	33,115	33,338

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Executive Vice President
and Chief Financial Officer

Date: August 8, 2006